GCS ANNOUNCES THE SALE OF FARMACIAS AHUMADA S.A’S PERUVIAN OPERATIONS

Mexico City, Mexico, January 19, 2012.- Grupo Casa Saba, S.A.B. de C.V. (“GCS” or "The Company”) (BMV: SAB* and NYSE: SAB) announces that our Chilean subsidiary, Farmacias Ahumada, S.A. (“FASA”) has reached a definitive agreement to sell 100% of its Peruvian operations, including its shares of the Peruvian subsidiaries, Farmacias Peruanas, S.A. and Droguerías La Victoria, S.A.C.   As part of the transaction, FASA has simultaneously agreed to the sale and long-term licensing of several brands which are owned by FASA, S.A., an indirect subsidiary of GCS in Chile.

As part of the agreement, FASA, S.A. agreed to customary penalties, which are standard for these types of transactions. In addition, the parent companies of both groups have reached cooperative agreements that include negative covenants with respect to their operations.

GCS does not believe that the operation will have a significant impact on its consolidated results.

Manuel Saba, Chairman of GCS’s Board of Directors said, “This transaction will allow us to take an important step in our strategy by focusing on our two key markets, Mexico and Chile, while at the same time strengthening our capital structure.  Having a strong balance sheet is paramount in order to be able to explore expansion opportunities in other Latin American markets in the medium term.”

About Grupo Casa Saba

Grupo Casa Saba, S.A.B. de C.V. (“Saba”, “GCS”, “the Company” or “the Group”) is one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise and publications. It also operates one of the most important pharmacy chains in Latin America. In 2010, the company had net sales of $34,244 million pesos.  The Group is listed on both the Bolsa Mexicana de Valores (BMV: SAB*) and the New York Stock Exchange (NYSE: SAB).

Contacts:
GRUPO CASA SABA                                   IR Communications:
Sandra Yatsko, IR                                        Jesús Martínez Rojas
+52 (55) 5284-6672                                      +52 (55) 5644-1247
syatsko@casasaba.com                               jesus@irandpr.com